Allianz Suisse Selects Sapiens to Upgrade its Pension Systems
Sapiens to upgrade Allianz Suisse pension system, significantly reducing operational costs; Project valued at 1.63 million Swiss Francs (approx. $1.8m USD)

Rehovot, Israel – May 18, 2011 – Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a global provider of innovative insurance software solutions and a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), announced today that it has been selected to conduct a comprehensive upgrade of Allianz Suisse’ Pension system. The value of the project to Sapiens is 1.63 million Swiss Francs (approx. $1.8m USD).

With over 40 general agencies and numerous branch offices, Allianz Suisse is one of Switzerland's largest insurers. Its range of services includes solutions in insurance, provision and asset management, covering all private and business needs. Allianz Suisse ranks among the leaders in the private and business customer markets.

Over a 12-month period, the Sapiens team will port the current platform for the Allianz Suisse pension system from the mainframe to Linux, and upgrade the database to UDB on Linux.  The project will be facilitating considerable savings in operational costs and Allianz Suisse will achieve return on investment within three years.

As part of the project, Sapiens will help Allianz Suisse modernize the user interface by replacing legacy green screens with a new browser-based front end. This will allow Allianz Suisse to improve the user experience and customer service.

“Sapiens will bring forward its methodology and experience in the insurance market, coupled with innovative technologies, for the benefit of Allianz Suisse” said Raj Ghuman, Vice President Sales & Operations Sapiens Europe. “All of the porting and upgrade work will be done off-shore, further reducing expenses for our client.”

“The Sapiens system has proven its dedication to Allianz Suisse” said Moreno Ponci, CIO Allianz Suisse. “This project will help Allianz Suisse make one more step forward, toward better customer service and improved user experience, while reducing overall operational costs.”

About Sapiens International
Sapiens International Corporation N.V. is a leading global provider of business solutions for the insurance industry, helping modernize business processes and enabling insurance organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information, please visit www.sapiens.com.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of accounting policies, specific system configurations and software needs of individual customers and other risk factors.

For More Information

Osnat Segev-Harel, CMO	Roni Giladi, CFO
Sapiens International	Sapiens International
Tel: +972-8-938-2721	Tel: +972-8-938-2721
osnat.se@sapiens.com	IR@sapiens.com